KRUEGER LLP	Los Angeles San Diego San Francisco	7486 La Jolla Boulevard La Jolla, California 92037 858 405 7385 Telephone 858 454 2411 Fax blair@thekruegergroup.com
BUSINESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

May 1, 2017

VIA FEDERAL EXPRESS AND E-MAIL

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Freight Solution, Inc.: Response to Comment Letter Dated April 19, 2017 Regarding Registration Statement on Form S-1 Filed March 27, 2017

(SEC File Number 333-216960)

Ms. Jacobs:

We write on behalf of our client, Freight Solution, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter. The Company requested us, as its legal counsel, to respond to your April 19, 2017 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”). Based on your comments and the current business status, the Company has concurrently filed herewith Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

Set forth below is the Company’s sequential response to the Commission’s comments:

Cover page

1. You indicate that the proceeds from the offering will be held in an escrow account pending completion of the offering. However, you disclose that there is no minimum number of securities that must be sold in the offering and that subscription payments are irrevocable. Please clarify the purpose of the escrow.

The Company modified its disclosure with respect to Comment Number 1. Please see the registration statement filed concurrently herewith as the Amendment.

Prospectus Summary

2. It appears you only have nominal operations and assets. We note your statement on page 5 that you are not a shell company. Please tell us why you do not believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the potential impact on your ability to attract additional capital.

KRUEGER LLP

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

May 1, 2017

We respectfully submit to the Commission that the Company is not a “shell company” as defined in Rule 12b-2 to the Securities Exchange Act of 1934 or as defined in Securities Act Rule 405 of Regulation C. The Company and its management instead assert that they are a “start-up” company as that term is defined. The Commission explicitly differentiates a “start-up” in Footnote 172 to SEC Release No. 33-8869 from a “shell” company as covered under Rule 144(i)(1)(i) (the “Rule”).

In adopting the definition of a shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

In the Release, the Commission states:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

As disclosed in its registration statement on Form S-1, the Company is actively engaged in the implementation and deployment of its business plan. As further disclosed in its registration statement on Form S-1, the Company historically had active business operations, even prior to its date of inception, April 28, 2016. These activities date back several years by Mr. Ludington in his role and capacity as a sole proprietor operating under the name of ‘Freight Solution’, hence the decision to continue with the name for this corporate entity and its business focus and direction. Recently, the Company’s outside development firm, and several members of their staff (working alongside the Company’s CEO for many years) increased their capacity and assistance with this business focus and direction. These efforts have been made on behalf of the Company and its management in both operational and development of the ecommerce backbone and support, as well as integration of the smart phone app development and process. The outside development firm has agreed to provide the Company and its management with certain guidance including, but not limited to:

(i)

assessing the feasibility, and economic benefits of the smart phone apps and ecommerce website for the Company and its end-users;

(ii)

assisting with the development and rollout of the ‘Freight Solution’ smart phone app and ‘internet of things’ solution;

(iii)

development of a cybersecurity plan to ensure net safety and information privacy;

(iv)

assisting with business development and the introduction of new products and services;

(v)

industry reporting and shift-trends in the FTL/LTL market, which are relevant and of interest and concern to the Company; and

(vi)

execution and refinement of strategic planning and operational issues.

While the Company undertakes the planning process associated with operations, Company’s management intends to seek a more permanent and lasting arrangement with the outside development firm and others to build upon its plan, while expanding scope and viability of its ‘Freight Solution’ suite of products to generate revenues and value-added services to end-users and others.

To this degree, the Company’s operations are more than just “nominal.” As the Commission points out in its Release, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis, with significant regards to a subjective analysis aimed at preventing serious problems from allowing scheming promoters and affiliates to evade the definition of a “shell” company (as well as the intent of the Rule). As described in Footnote 32 to the Release, the SEC expounds its rationale for declining to quantitatively define the term “nominal” regarding a shell company:

KRUEGER LLP

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

May 1, 2017

We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of a shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

Particularly in the Company’s situation, management and its outside development firm have been working at implementation of the Company’s core business strategy, including, but not limited to, meeting with legal and financial advisors, other programmers, designers, developers, logistics experts, as well as established logistics providers, in anticipation of pushing forward its operations and the launch of its smart phone apps and ecommerce site. As disclosed in its interim financial statements, the Company has incurred significant expense for its product development by utilizing industry experts and others on an as-needed basis. To date total operational costs for such services rendered was approximately $100,000. Respectfully the Company submits that operations are more than “nominal” and that it does not fall within the class of companies for which the SEC was aiming to prevent as referenced in Release Footnote 32.

Please see the registration statement filed concurrently herewith as the Amendment.

3. Please disclose in the summary your net loss for the latest available period.

The Company modified its disclosure with respect to Comment Number 3. Please see the registration statement filed concurrently herewith as the Amendment.

4. You disclose that your software division has worked with a coding and smart-app development firm since early 2013, but you were incorporated in April 2016. Please resolve this inconsistency, or advise.

The Company modified its disclosure with respect to Comment Number 4. Please see the registration statement filed concurrently herewith as the Amendment.

5. You state here that a market maker has not been identified or approached, and on page 22, you state that no market maker has agreed to file a Rule 211 application with FINRA. However, you state on page 15 that a market maker has been approached to file an application with FINRA, and you state on page 24 that a market maker has agreed to file an application with FINRA. You then state on page 46 that while a market maker has been approached, it has not agreed to file an application on FINRA. Please revise to resolve the inconsistent statements. If you have a market maker, please identify market maker in your filing.

The Company modified its disclosure with respect to Comment Number 5. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

May 1, 2017

Risk Factors

Risks Related to the Business, page 8

6. Please consider adding a risk factor discussing your chief executive officer’s lack of experience in the smartphone application industry.

The Company modified its disclosure with respect to Comment Number 6. Please see the registration statement filed concurrently herewith as the Amendment.

“Because we recently commenced operations…,” page 9

7. This risk factor appears to combine two risks: the general risk of business failure and the company’s lack of a saleable product now and in the future. Please consider revising to present these risks separately.

The Company modified its disclosure with respect to Comment Number 7. Please see the registration statement filed concurrently herewith as the Amendment.

8. You disclose that you use the services of a coding and smart-app development firm but do not expect to pay them in full or even partially for an extended period of time. Please disclose the material terms of your agreement with this development firm and the consequences of defaulting on payments.

The Company modified its disclosure with respect to Comment Number 8. Please see the registration statement filed concurrently herewith as the Amendment.

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KRUEGER LLP

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

May 1, 2017

Should the Commission or the Staff declare the filing effective, the Company respectfully requests acceleration of the effective date of the pending registration. In connection with this request, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Shane Ludington, which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

Freight Solution, Inc.

Mr. Shane Ludington

Enclosure

Blair Krueger, Esq., Krueger LLP

Securities and Exchange Commission

Response Letter Dated May 1, 2017

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Shane Ludington

Shane Ludington,

President, Chief Executive Officer and

Chief Financial Officer

Freight Solution, Inc.